Exhibit (4.9)

EASTMAN KODAK COMPANY
DESCRIPTION OF COMMON STOCK

Eastman Kodak Company, a New Jersey corporation (the “Company”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.01 per share (“Common Stock”).

General

The Company is authorized to issue up to 500,000,000 shares of Common Stock and 60,000,000 shares of preferred stock, no par value per share. The rights of holders of the Common Stock are subject to the rights of holders of any series of preferred stock that may be issued from time to time (including the 1,000,000 shares of the Company’s currently outstanding 6.0% Series B Convertible Preferred Stock, no par value per share (the “Series B Preferred Stock”)), including liquidation rights, special voting rights and preferences with respect to payment of dividends. For a more detailed description of the terms of our capital stock, please refer to the Company’s Second Amended and Restated Certificate of Incorporation and amendments thereto (collectively, the “Certificate”) and the Fourth Amended and Restated By-Laws (the “By-Laws”) filed as exhibits to the report to which this description is filed as an exhibit.

Dividends

Subject to applicable law and to the designated preferential rights of any outstanding series of preferred stock that the Board of Directors of the Company (the “Board”) may cause to be issued from time to time, the holders of Common Stock will be entitled to dividends as may be declared from time to time by the Board.

Holders of Series B Preferred Stock are entitled to receive dividends in an amount equal to the dividend rate of 6.0% per annum of the liquidation preference of $100.00 per share of Series B Preferred Stock. Dividends on the Series B Preferred Stock will be paid in cash if the Company has funds legally available for payment and the Board, or an authorized committee thereof, declares a cash dividend payable. Dividends on the Series B Preferred Stock not paid in cash will accumulate.

Unless (i) all accumulated and unpaid dividends on the Series B Preferred Stock have been paid in full or a sum for such amounts has been set aside for payment or (ii) the Company has fully performed its obligation to redeem in full all outstanding shares of the Series B Preferred Stock, the Company may not declare dividends on shares of Common Stock or any other shares of the Company’s stock ranking junior to the Series B Preferred Stock and may not purchase, redeem or otherwise acquire such shares, subject to certain customary exceptions.

Ranking

The Common Stock ranks junior to the Series B Preferred Stock as to payment of dividends and distributions of assets upon the liquidation, dissolution or winding up of Company.

Voting Rights

Each share of Common Stock entitles the holder thereof to one vote on all matters, including the election of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock, the holders of the shares of Common Stock will possess all voting power. Generally, all matters to be voted on by the shareholders must be approved by a majority of the votes cast at a meeting at which a quorum is present, subject to state law and any voting rights granted to any of the holders of preferred stock. The Certificate provides for certain limitations on the voting rights of holders of Common Stock with respect to amendments to the Certificate that affect the terms of outstanding preferred stock, including the Series B Preferred Stock.

Directors

The number of directors shall be no fewer than seven and not more than 13, or as otherwise fixed pursuant to the By-laws. Holders of Common Stock do not have cumulative voting rights with respect to the election of directors. A nominee for director shall be elected to the Board if the nominee receives a majority of the votes cast at a meeting at which a quorum is present. A nominee receives a majority of the votes cast if the votes “for” such nominee’s election exceed the votes “against” such nominee’s election. However, directors shall be elected by a plurality of the votes cast in any contested election for directors. A “contested election” is any election in which the number of nominees seeking election is more than the number of directors to be elected. Shareholders will be permitted only to vote “for” or “withhold” authority in a contested election.

GO EK Ventures IV, LLC (the “Investor”), the former holder of a series of preferred stock that has been converted into Common Stock, is contractually entitled to nominate one director for election to the Board at each shareholder meeting. The foregoing nomination right will automatically terminate once the Investor ceases to hold at least 10% of the issued and outstanding Common Stock.

In connection with debt financing obtained by the Company from certain funds affiliated with Kennedy Lewis Investment Management LLC (“KLIM”) pursuant to that certain Amended and Restated Credit Agreement among the Company, the lenders party thereto, and Alter Domus (US) LLC, as administrative agent (as amended, the “Term Loan Credit Agreement”), KLIM was granted the contractual right to nominate one director for election at each shareholder meeting. The foregoing nomination right was amended in connection with the amendment of the terms of the Series B Preferred Stock following the acquisition of such stock by funds affiliated with KLIM and will continue for so long as funds affiliated with KLIM hold at least $200 million of the term loans outstanding under the Term Loan Credit Agreement or 50% of the Series B Preferred Stock (including any shares of Common stock issued upon conversion of the Series B Preferred Stock). Until funds affiliated with KLIM cease to hold at least 50% of the term loans and commitments under the Term Loan Credit Agreement as of February 26, 2021 or 50% of the Series B Preferred Stock (including any shares of Common stock issued upon conversion of the Series B Preferred Stock), KLIM will have the right to designate a non-voting observer to the Board at any time that KLIM’s designated director is not serving on the Board.

Except as may otherwise be required by law or by the Certificate, the By-Laws may be amended, altered, or repealed, in whole or in part, by the affirmative vote of a majority of the Board. The shareholders, by a majority of the votes cast at a meeting of the shareholders called for such purpose, may adopt, alter, amend or repeal the By-Laws whether made by the Board or otherwise; such amendments adopted by the shareholders may not be amended or repealed by action of the Board without (i) the affirmative vote of a majority of the votes cast at a meeting of the shareholders called for such purpose or (ii) approval by written consent of the shareholders.

Other

The holders of Common Stock do not have preemptive rights. The holders of the Series B Preferred Stock have a contractual preemptive right to purchase their respective pro rata share of equity securities, including rights, options, or warrants to purchase equity securities or securities convertible or exchangeable into or exercisable for equity securities, offered by the Company, subject to certain terms and exceptions. There are no subscription, redemption, conversion or sinking fund provisions with respect to the Common Stock.

Pursuant to section 1123(a)(6) of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Company is prohibited from issuing any non-voting equity securities for so long as section 1123 of the Bankruptcy Code is in effect and applicable to the Company. This restriction on the issuance of non-voting equity securities is included in the Certificate.

The transfer agent and registrar for the Common Stock, which is listed on the New York Stock Exchange under the symbol KODK, is Computershare Shareowner Services.

Anti-Takeover Provisions

Various provisions contained in the Certificate, the By-Laws, and New Jersey law could delay or discourage some transactions involving an actual or potential change in control of the Company or its management. Provisions in the Certificate and the By-Laws:

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provide that only a majority of the Board, the Chairman or the President may call a special meeting of the shareholders, except that a special meeting must be called upon the request from at least 20% of the total number of votes represented by the entire amount of capital stock of the Company issued and outstanding and entitled to vote at the meeting;

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provide an advanced written notice procedure with respect to shareholder proposals and shareholder nomination of candidates for election as directors; and

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provide that directors may fill any vacancies on the Board, including vacancies resulting from an increase the number of directors.

In addition, the Company is subject to Chapter 14A:10A of the New Jersey Business Corporation Act, the New Jersey Shareholders Protection Act. Chapter 14A:10A is an anti-takeover statute designed to protect shareholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with the Company to negotiate with the Board for the fair and equitable treatment of all shareholders. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years from the date the interested stockholder acquires the corporation’s stock, unless (a) the corporation’s board of directors approved the combination prior to the stockholder becoming an interested stockholder or (b) (i) the corporation’s board of directors approved the transaction or series of transactions causing the stockholder to become an interested stockholder and the corporation’s disinterested directors or a committee of disinterested directors approved the subsequent business combination and (ii) such subsequent business combination was also approved by the affirmative vote of holders of a majority of the voting stock of the corporation not owned by the interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder of that corporation unless (x) the combination is approved by the board of directors prior to the interested stockholder’s stock acquisition date, (y) the combination receives the approval of holders of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder or (z) the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five year period has at any time owned 10% or more of the voting power of the then outstanding stock of the corporation.

The term “business combination” is defined to include a broad range of transactions including, among other things:

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the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder,

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the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested stockholder or any affiliate or associate of the interested stockholder of 10% or more of the corporation’s assets, or

•	the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority shareholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority shareholders. The statute generally applies to corporations that are organized under New Jersey law.